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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                         --------------------------

                                SCHEDULE 13D
                               (Rule 13d-101)
                             (Amendment No. 1)
                             (Final Amendment)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                              TO RULE 13d-2(a)

                         OXFORD HEALTH PLANS, INC.
                       ------------------------------
                              (Name of Issuer)

                                COMMON STOCK
                          PAR VALUE $.01 PER SHARE
                       ------------------------------
                       (Title of Class of Securities)


                                691471 10 6
                               (CUSIP Number)

                           Norman C. Payson, M.D.
                     (Name of Person Filing Statement)

                             Daniel N. Gregoire
                          Oxford Health Plans, Inc
                             48 Monroe Turnpike
                             Trumbull, CT 06611
                               (203) 459-6000
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              With a copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                             December 28, 2000
          (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

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      1     NAME OF REPORTING PERSON

            NORMAN C. PAYSON, M.D.
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [ ]
                                                      (b) [ ]
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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS

                  PF
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

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              NUMBER OF SHARES          7 SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH             3,600,015
            REPORTING PERSON WITH       ------------------------------------
                                        8 SHARED VOTING POWER
                                                0
                                        ------------------------------------
                                        9 SOLE DISPOSITIVE POWER
                                                3,600,015
                                        ------------------------------------
                                        10 SHARED DISPOSITIVE POWER
                                                0
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      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,600,015
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      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                            [ ]
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      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.57%
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      14    TYPE OF REPORTING PERSON
                  IN
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      This Amendment No. 1 (this "Final Amendment") constitutes the final amendment to the Statement on Schedule 13D (the "Schedule 13D") filed by Norman C. Payson, M.D. ("the Reporting Person") on December 15, 2000 relating to the common stock, par value $.01 per share (the "Shares"), of Oxford Health Plans, Inc., a Delaware corporation ("Oxford" or the "Issuer"). All capitalized terms used in this Final Amendment without definition have the meanings ascribed to them in the Schedule 13D.

      The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:


      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended and restated in its entirety with the following:

            "This Final Amendment relates to: (i) 1,000,000 Shares held jointly by the Reporting Person and his spouse (the "Direct Shares"); and (ii) 2,600,015 options to purchase Shares (the "Options") pursuant to Oxford's stock option plans (the "Option Shares")."


      ITEM 4.  PURPOSE OF THE TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended and restated in its entirety with the following:

            "On December 28, 2000, the Reporting Person transferred: (A) his beneficial ownership of (i) all of the Family LLC Shares through the Reporting Person's resignation as the managing member of the Family LLC and the appointment of an independent person as the successor managing member of the Family LLC and (ii) all of the Family GRAT Shares through the Reporting Person's resignation as the trustee of the Family GRAT and the appointment of an independent person as a successor trustee of the Family GRAT; and (B) all of his membership interests in the Family LLC to his wife. In addition, on December 28, 2000, the Family LLC and the Family GRAT adopted trading plans to permit the disposition of Family LLC Shares and Family GRAT Shares, respectively, from time to time under the safe harbor provided by Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

            Except to the extent set forth above, the Reporting Person has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D."


      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

      "(a) The Reporting Person may be considered the beneficial owner of: (i) the 1,000,000 Direct Shares held directly by the Reporting Person and his spouse; and (ii) the 2,600,015 Option Shares. The Direct Shares and Option Shares represent, in the aggregate, approximately 3.57% of the Shares. This calculation is based on there being 98,296,246 outstanding Shares as of December 22, 2000 (such information was provided to the Reporting Person by the Issuer), as adjusted to include the Option Shares as if the Options had been exercised.

      (b) The Reporting Person currently has the sole power to vote and dispose of the 1,000,000 Direct Shares. The Reporting Person currently has no right to vote or dispose of the 2,600,015 Option Shares issuable upon exercise of the Options and will not acquire any such right until such time as he exercises the Options.

      (c)   Since December 15, 2000 (the date of the filing of the Schedule
            13D), the Reporting Person acquired beneficial ownership of an additional 283,334 Options. The Reporting Person may be deemed to be the beneficial owner of these Options as they will vest on February 23, 2001. In addition, the first paragraph to the response to Item 4 above is incorporated herein by reference.

      (d) Other than the Reporting Person, no person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Person.

      (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on December 28, 2000."




                                 SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 29, 2000                   /s/ Norman C. Payson
                                          ----------------------------
                                          Name: Norman C. Payson, M.D.